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                                                                     EXHIBIT 5.2

                   [GLOBAL VILLAGE COMMUNICATION LETTERHEAD]

FOR IMMEDIATE RELEASE

PRESS CONTACT:                                    INVESTOR CONTACT:

Heidi Palmer                                      Marianne Baldrica
Global Village Communication                      Demer IR
408-523-2204                                      510-938-2678
heidi_palmer@globalvillage.com                    baldrica@demer-ir.com

GLOBAL VILLAGE UNVEILS NEW CORPORATE STRATEGY FOR SMALL AND MEDIUM SIZE OFFICE NETWORKING MARKET; SELLS MODEM BUSINESS TO BOCA RESEARCH

SUNNYVALE, CALIF., -- March 31, 1998 -- Global Village Communication, Inc., (NASDAQ: GVIL) today unveiled a new corporate strategy targeting the small and medium size office networking market and as part of that strategy, has signed a definitive agreement to sell the assets of its modem business to Boca Research (NASDAQ: BOCI) for $10 million in cash and notes, plus the assumption of certain liabilities. Boca Research will also receive a warrant to purchase up to 425,000 shares of Global Village common stock. The company will also restructure to support a new family of communication server products that will be announced later this year.

     "This company uniquely understands how people and their communications products should work together," said Neil Selvin, president and chief executive officer of Global Village. "Founded on the premise of providing easy-to-use products with a clear understanding of how individuals work in the office or on the road, Global Village has an eight year track record of delivering award-winning software and systems products that have helped individuals and small and medium size offices become more productive. For example, over 13,000 OneWorld communication server products are in use by businesses around the world, benefiting from this combination of sophisticated technology and ease-of-use. We will expand on that heritage by announcing a new communications server product family later this year that will provide











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GLOBAL VILLAGE UNVEILS NEW CORPORATE STRATEGY . . .

small and medium size offices with versatile, expandable and easy to use Internet, fax and remote access solutions."

     "Our next generation of communication server products will take small offices to a new level of business communications that will make them more productive, competitive and will grow with their business. Our strategy is to provide a product family that addresses the exploding communications needs of the growing small and medium size office by providing multiple communications capabilities in a single, scaleable communications server. While this is a new market for us, we believe that our experience in providing powerful, yet easy-to-use solutions to the business market has set the stage for an exciting new phase of the company," said Selvin.

MARKET OPPORTUNITY

     "The needs of small and medium size offices to communicate both internally and with the outside world are growing dramatically," said Selvin. "With their increasing use of the Internet, email or fax for communications, small offices are demanding more from their technology providers. Yet, they do not necessarily have the technical staff, expertise, or money to implement and manage complicated networking systems. In addition, small offices will expect networking products to be reasonably priced and yet able to grow with their business. Today, most communications solutions aimed at small and medium size offices are single function products that require users to grapple with complex user interfaces, use multiple databases, have inconsistent approaches to security and be managed separately. Global Village believes that a simpler, more integrated approach is better suited to small offices and that, based on our experience of selling integrated communications products, Global Village is especially suited to provide leading communications technologies to these business with a family of products that are easy to install and use, and are hassle-free," said Selvin.

     According to the U.S. Small Business Association, small businesses (those with fewer than 100 employees) account for 99 percent of all U.S. businesses, and are growing rapidly. It is estimated that there are currently 7.1 million small businesses in the U.S. and 1.6 million have access to the Internet
(Source: IDC/LINK). Use of online services
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GLOBAL VILLAGE UNVEILS NEW CORPORATE STRATEGY                             PAGE 3


or Internet access has also increased from 31 percent to 44.2 percent in the last year (Source: IDC/LINK) and the total number of small businesses with networks is expected to double from 1.1 million in 1996 to 2.2 million by the year 2001. Increasingly, these businesses will need a variety of capabilities to satisfy their Internet access, remote access, faxing and other data communications requirements.

GLOBAL VILLAGE RESTRUCTURES TO ADDRESS SMALL AND MEDIUM OFFICE MARKET

     "Global Village does not have sufficient resources to optimize our modem business and launch a completely new product line concurrently," said Selvin. "We have elected to focus on the growing small and medium size office market and will use the proceeds from the sale of the modem business to launch the new communication server business." (See separate press release, "Boca Research Acquires Global Village Modem Business" issued today, March 31, 1998 at 8:30 a.m. Pacific time/11:30 a.m. Eastern time.)

     Upon completion of the sale of the modem business which is anticipated in June 1998, the company will be renamed, and its stock will trade on NASDAQ under a new ticker symbol. The current management team will continue to run the new communications server business, led by Neil Selvin, president and chief executive officer. The new business will include approximately 50 regular employees from Global Village.

CONFERENCE CALL SCHEDULED

     The management of both companies will host a teleconference to discuss this news with investors and analysts today at 10:00 a.m. Pacific time/1:00 p.m. Eastern time. If you would like to audit the call, please dial 913-981-5509 approximately 10 minutes in advance. The conference call can be replayed for 48 hours beginning at 1:00 p.m. Pacific time today by calling 402-220-1022.

ABOUT GLOBAL VILLAGE COMMUNICATION

     Currently with over 8 million customers, Global Village Communication,
Inc. (NASDAQ: GVIL) has been a leading supplier of integrated communication solutions for
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GLOBAL VILLAGE UNVEILS NEW CORPORATE STRATEGY . . .                      PAGE 4



Windows and Macintosh personal computer users. Global Village sells its products directly through leading VARs, retailers and distributors worldwide. For more information, please visit the Global Village web site, The Village, at http://www.globalvillage.com.

Portions of this news release contain forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Specifically, the agreement among the parties is subject to certain closing conditions, including the receipt of consents for both companies' lenders, no material adverse change in the companies' businesses, and the approval of Global Village stockholders. In addition, the company faces numerous risks and uncertainties regarding its new product lines, including potential delays in product launch, risks of market acceptance, risks that the market will not develop or will develop more slowly than anticipated, risks that the company will not be able to establish appropriate distribution channels and risks associated with competing against larger, more established companies in the server market.


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